HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

Filenr. 082-04865

United States Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06018436

Naarden, 3 November 2006

Re: Hagemeyer N.V.,
Filenr. 082-04865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The filenumber of Hagemeyer N.V. is: 082-04865.

Yours truly,



Samira el Harchaoui



Enc.

Filenr. 082-04865
RECEIVED
2006 NOV 14 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 16 November 2005

1. COMMERCIAL REGISTER

Date	Language	Change

2. PRESS RELEASES

Date	Language	Subject
1 November 2006	English and Dutch	Hagemeyer Trading Update: Third Quarter 2006

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject

4. ACCOUNTS

Language	Subject
None	

5. AUTHORITY FINANCIAL MARKETS

Date	Language	Change

6. OTHER

Date	Language	Subject
31 October 2006	English	Movements in number of shares outstanding 2006

 HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE + 31 (0)35 6957676, FAX + 31 (0)35 6944396, e-mail: press@hagemeyer.com, website: www.hagemeyer.com

PRESS RELEASE

HAGEMEYER TRADING UPDATE: THIRD QUARTER 2006*

Highlights

- **Q3 2006 Group organic revenue growth of 12.1% (Q2 2006: 14.0%; HY1 2006: 11.2%)**
- **Q3 2006 organic revenue growth in PPS business of 12.3% (Q2 2006: 13.3%; HY1 2006: 10.7%)**
- **In Q3, more than 60% of the organic growth of PPS was due to price increases**
- **Q3 organic revenue growth of 8.9% for ACE business (Q2 2006: 24.8%; HY1 2006: 18.6%)**

Organic revenue growth[1]	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 2005	Q3 2005
Same number of working days							
PPS	11.2%	12.3%	10.7%	13.3%	8.4%	4.7%	4.8%
Agencies/CE	14.9%	8.9%	18.6%	24.8%	12.6%	(9.3%)	(3.7%)
Group total	11.5%	12.1%	11.2%	14.0%	8.6%	3.7%	4.1%

Net revenue (in € millions)	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 2005	Q3 2005
PPS	4,276	1,478	2,799	1,435	1,364	3,801	1,334
Agencies/CE	291	102	188	103	85	278	104
Total net revenue	4,567	1,580	2,987	1,538	1,449	4,079	1,438

[1] Organic revenue growth: revenue growth compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions

Rudi de Becker, CEO:

"Hagemeyer continued to show strong organic revenue growth in the third quarter. With growth of 14.8% and 13.8% respectively, Europe and Asia-Pacific were the main contributors to the 12.3% growth in our core PPS business in Q3. Price increases, mainly driven by continuously high copper prices, represented more than 60% of our third quarter growth. Because of our good momentum and continuing favourable market conditions in Europe, we are confident that we will achieve the objectives of our 2006 outlook."

* All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

GROUP REVIEW

Net revenue (in € millions)	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 2005	Q3 2005
PPS	4,276	1,478	2,799	1,435	1,364	3,801	1,334
Agencies/CE	291	102	188	103	85	278	104
Total net revenue	**4,567**	**1,580**	2,987	1,538	1,449	4,079	1,438
Net senior debt[1]	294	294	284	284	245	277	277

[1] Net senior debt at the end of the reporting period

REVENUE DEVELOPMENT

In the third quarter of 2006, net revenue for the Group was € 1,580 million (Q3 2005: € 1,438 million). Organic revenue growth was 12.1% or € 148 million, of which more than 60% resulted from (mainly copper related) price increases.

The net effect of acquisitions and divestments led to an increase in revenue of € 12 million, mainly driven by the acquisitions of Cardi in Sweden and the now fully owned subsidiary in Poland. This was partly offset by minor divestments in PPS USA and in the ACE business.

Foreign exchange rate movements decreased net revenue by € 18 million, mainly as a result of the weakening of the US, Canadian and Australian dollar against the euro.

Organic growth for the PPS business was 12.3% in Q3 2006 (Q2 2006: 13.3%; HY1 2006: 10.7%). Europe and Asia-Pacific were the main contributors to this growth.

In our ACE activities, organic revenue growth was 8.9% (Q2 2006: 24.8%; HY1 2006: 18.6%).

FINANCIAL POSITION

The Group's net senior debt increased from € 284 million as at 30 June 2006 to € 294 million as at 30 September 2006. This increase in the net senior debt in the third quarter is mainly the result of repayments of financial lease obligations of around € 20 million.

OUTLOOK

We expect our financial expenses to be lower than the previously stated € 70 million. We now expect to book financial expenses of approximately € 65 million for the year 2006.

For the rest, we reconfirm our outlook for 2006 and beyond, including the following elements:

- In 2006, we expect to achieve an operating result (before exceptional items) of at least € 170 million, assuming no significant negative impact of raw material prices.
- For 2007, the objective for our core PPS business is a Return on Invested Capital (ROIC), including capitalised goodwill, of 10%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome for 2007 is expected to range between 8 and 12%, mainly depending on the extent to which we will be able to achieve our assumed annual revenue growth of 4 to 6% and our gross margin improvement targets.
- For 2009, the objective for our core PPS business is a Return on Invested Capital (ROIC), including capitalised goodwill, in the range of 11 to 15%, versus a current Weighted Average Cost of Capital (WACC) of 8%. The eventual outcome for 2009 will mainly depend on the extent to which we will be able to achieve our assumed annual revenue growth of 4 to 6% and our gross margin targets.

* All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

PROFESSIONAL PRODUCTS AND SERVICES (PPS)

Organic growth[1]	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 2005	Q3 2005
PPS Europe	11.3%	14.8%	9.5%	13.3%	5.9%	4.2%	3.2%
PPS Germany	*11.9%*	*15.1%*	*10.1%*	*14.1%*	*6.4%*	*3.8%*	*5.8%*
PPS UK	*8.6%*	*10.2%*	*7.7%*	*9.1%*	*6.3%*	*0.3%*	*(0.2%)*
PPS Other Europe	*12.8%*	*17.8%*	*10.2%*	*15.4%*	*5.3%*	*7.1%*	*4.4%*
PPS North America	11.3%	5.2%	14.4%	13.8%	15.0%	7.2%	9.8%
PPS USA	*11.6%*	*5.3%*	*14.8%*	*14.4%*	*15.1%*	*6.4%*	*9.4%*
PPS Asia-Pacific	10.6%	13.8%	9.5%	11.6%	7.7%	2.1%	1.9%
PPS total	11.2%	12.3%	10.7%	13.3%	8.4%	4.7%	4.8%

[1] Organic growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions.

PPS net revenue in the third quarter was € 1,478 million (Q3 2005: € 1,334 million). Organic growth was € 142 million or 12.3% on a same number of working days basis. This compares to growth of 13.3% in Q2 2006 and 10.7% in the first half of the year.

The net effect of acquisitions and divestments led to € 18 million higher revenues, mainly due to the consolidation of the (fully owned since 2006) Elektroskandia subsidiary in Poland and the acquisition of Cardi in Sweden. Foreign exchange rate movements had a negative impact of € 16 million.

Europe
Q3 2006 organic growth was 14.8% (Q2 2006: 13.3%; HY1 2006: 9.5%).

Germany
Revenue growth accelerated from 14.1% in Q2 2006 to 15.1% in Q3. With this level of growth, Hagemeyer has been gaining further market share in a strengthening German market. Sales growth was strong in all regions in Germany. Apart from copper-related cable price increases, growth in commercial construction, further penetration of the small and medium-sized customer segment in the industrial market and significant wins in the chemical industry have been the main contributors to our record Q3 growth. We expect the German market to remain strong for the rest of the year.

UK
Organic revenue growth increased from 9.1% in Q2 2006 to 10.2% in Q3 (HY1 2006: 7.7%). Price increases represented most of our Q3 revenue growth. The market climate in the UK remains positive and above-average growth was achieved in facilities management and in the medium-sized customer segment of the Construction and Installation market. Several unprofitable contracts were wound down in our industrial business.

Other Europe
With an 18.5% Q3 growth rate (Q2 2006: 12.1%; HY1 2006: 7.0%), our Nordics operation has been gaining further market share. This high growth was mainly fuelled by strong sales to the Construction and Installation and Utility markets. Our industrial business also experienced a healthy growth.

In Spain, organic revenue growth in Q3 was 13.9% (Q2 2006: 21.5%, HY1 2006: 15.0%). Sales growth was particularly strong in the residential construction, mid-voltage installations, solar panels and the industrial markets. This growth was largely offset, however, by a drop in cable volumes.

Our operations in the Netherlands, Switzerland, Austria and the Czech Republic have shown strong sales growth for Q3 2006.

North America
In North America, organic growth for the third quarter was 5.2% (Q2 2006: 13.8%; HY1 2006: 14.4%).

Organic growth in the USA decreased from 14.4% in Q2 2006 to 5.3% in Q3. This decrease was

caused by a combination of several factors. The high growth rates in Q1 2006 (15.1%) and in Q2 were caused by the impact of several large integrated supply contracts which came on stream as of Q3 2005. HY1 2006 growth was also boosted by a very large construction project in the South East, which was completed in Q2. Our Q3 2006 growth rate came under pressure as a result of an increasingly difficult comparison basis, a number of industrial customers reducing their level of activity and a marked slowdown in residential construction. Copper-related price increases have a minor impact on our US business. We expect the US market to show some further signs of weakness during the rest of the year. Our comparison basis versus last year will also become increasingly difficult. In spite of this tougher environment, we expect our US operation to further improve its underlying operational performance.

In Mexico, growth was robust in the industrial market. Growth in Canada slowed down in Q3 as a result of the completion of a large construction project in the oil and gas sector.

Asia-Pacific

Organic revenue growth in Asia-Pacific accelerated from 11.6% in Q2 to 13.8% in Q3 (HY1 2006: 9.5%). Copper-related price increases had a significant impact. The small and medium-sized customer segment showed strong growth. Unprofitable contracts were wound down in the large installer and large project segment.

Our operations in Singapore, Thailand and Malaysia were also significant contributors to Asia-Pacific's growth in Q3.

* All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

AGENCIES/CONSUMER ELECTRONICS

Organic growth [1]	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 2005	Q3 2005
Agencies/CE	14.9%	8.9%	18.6%	24.8%	12.6%	(9.3%)	(3.7%)

[1] Organic growth: revenue growth on a same number of working days basis and excluding the effect of foreign exchange and divestments and acquisitions.

Sales growth in our Agencies and Consumer Electronics business decreased from 24.8% in Q2 2006 to 8.9% in Q3 (HY1 2006: 18.6%). The exceptionally high Q2 growth rate of 24.8% was mainly due to strong sales of flat TV screens, primarily caused by the World Cup football in Germany.

Revenue for the third quarter was € 102 million (Q3 2005: € 104 million). Organic growth in absolute terms was € 7 million.

Foreign exchange rate movements had a negative impact of € 3 million. Divestments led to a reduction in revenues of € 6 million in the period. In 2005, the Fuji Film business (Fodor) in the Netherlands was still included in third quarter revenues.

Our Consumer Electronics business in the Netherlands continued to do well in Q3. Sales were strong in Panasonic digital cameras and DVD hard disk recorders.

Sales were flat in our ACE business in Australia as a result of a weak consumer electronics market and a low level of residential construction projects activity, which has a negative impact on the sales of kitchen appliances.

Our luxury goods business in Asia suffered from weak consumer market conditions in Hong Kong, Taiwan and Micronesia. Our South Korean operation did well in Q3.

Naarden, 31 October 2006
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Emilie de Wolf
Investor Relations & Group Communications
Tel. +31 (0)35 6957676
www.hagemeyer.com
press@hagemeyer.com

This press release contains forward-looking statements which are based upon numerous assumptions, including those related to business, economic and other market conditions. Many of these assumptions are beyond the control of Hagemeyer and are inherently subject to substantial uncertainty. Such assumptions involve significant elements of subjective judgment that may or may not prove to be accurate, and consequently no assurances can be made regarding the analyses or conclusions derived from analyses based upon such assumptions. These forward-looking statements exclude the impact of currently unforeseen future fair value adjustments and/or impairments.

In the first nine months of 2006 Hagemeyer had net revenues of € 4.6 billion (FY 2005: € 5.6 billion) and employed approximately 17,600 employees. More than 90% of Hagemeyer's total revenue is generated by its core Professional Products and Services (PPS) business. PPS focuses on the value-added business-to-business distribution of electrical parts and supplies, safety and other Maintenance, Repair and Operations (MRO) products in some 25 countries across Europe, North America and Asia-Pacific. The remaining part of Hagemeyer's revenues is realised by its Agencies/Consumer Electronics (ACE) business, which distributes consumer electronics and branded products in the Netherlands and Australia and luxury goods in a number of countries in Asia. The Hagemeyer Group has its head office in Naarden, the Netherlands.

* All figures are preliminary unaudited figures.

All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.

Annex

Organic revenue growth[1] - on a same number of working days basis

	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 2005	Q3 2005	HY1 2005
PPS Europe	11.3%	14.8%	9.5%	13.3%	5.9%	4.2%	3.2%	4.6%
PPS Germany	*11.9%*	*15.1%*	*10.1%*	*14.1%*	*6.4%*	*3.8%*	*5.8%*	*2.6%*
PPS UK	*8.6%*	*10.2%*	*7.7%*	*9.1%*	*6.3%*	*0.3%*	*(0.2%)*	*0.6%*
PPS Other Europe	*12.8%*	*17.8%*	*10.2%*	*15.4%*	*5.3%*	*7.1%*	*4.4%*	*8.2%*
PPS North America	11.3%	5.2%	14.4%	13.8%	15.0%	7.2%	9.8%	5.8%
PPS USA	*11.6%*	*5.3%*	*14.8%*	*14.4%*	*15.1%*	*6.4%*	*9.4%*	*4.8%*
PPS Asia-Pacific	10.6%	13.8%	9.5%	11.6%	7.7%	2.1%	1.9%	1.4%
PPS Total	11.2%	12.3%	10.7%	13.3%	8.4%	4.7%	4.8%	4.5%
Agencies/CE	14.9%	8.9%	18.6%	24.8%	12.6%	(9.3%)	(3.7%)	(12.4%)
Group total	11.5%	12.1%	11.2%	14.0%	8.6%	3.7%	4.1%	3.3%

[1] Organic revenue growth: revenue growth on a same number of working days basis, compared to the same period of the prior year and excluding the effect of foreign exchange movements and divestments and acquisitions

Organic revenue growth[1] - not adjusted for working days

	9 months 2006	Q3 2006	HY1 2006	Q2 2006	Q1 2006	9 months 005	Q3 2005	HY1 2005
PPS Europe	10.9%	13.1%	9.8%	8.7%	11.0%	4.1%	3.4%	4.5%
PPS Germany	*11.3%*	*13.3%*	*10.1%*	*8.7%*	*11.5%*	*3.8%*	*5.8%*	*2.6%*
PPS UK	*8.6%*	*8.5%*	*8.6%*	*5.7%*	*11.6%*	*(0.2%)*	*(0.2%)*	*(0.2%)*
PPS Other Europe	*12.3%*	*16.1%*	*10.4%*	*10.4%*	*10.4%*	*7.3%*	*4.8%*	*8.7%*
PPS North America	11.2%	3.7%	15.1%	13.2%	17.0%	7.3%	9.9%	5.9%
PPS USA	*11.6%*	*3.7%*	*15.7%*	*14.4%*	*16.9%*	*6.4%*	*9.4%*	*4.8%*
PPS Asia-Pacific	12.2%	13.2%	11.7%	9.1%	14.6%	1.3%	2.1%	0.8%
PPS Total	11.1%	10.8%	11.3%	8.9%	12.9%	4.6%	4.9%	4.5%
Agencies/CE	14.0%	7.0%	18.1%	19.6%	16.5%	(9.1%)	(3.5%)	(12.1%)
Group total	11.3%	10.5%	11.7%	10.4%	13.1%	3.6%	4.3%	3.2%

[1] Organic revenue growth: revenue growth, not adjusted for working days, compared to the same period of the prior year and excluding the effect of foreign exchange and divestments and acquisitions

* All figures are preliminary unaudited figures.
All organic revenue growth percentages have been calculated on a same number of working days basis, unless explicitly stated otherwise.



HAGEMEYER

RECEIVED

2006 NOV 14 P 1:19

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, NEDERLAND
TEL + 31 (0)35 6957676, FAX + 31 (0)35 6944396, e-mail: press@hagemeyer.com, website: www.hagemeyer.com

PERSBERICHT

HAGEMEYER TRADING UPDATE: DERDE KWARTAAL 2006*

Highlights

- **Autonome omzetgroei voor de Groep van 12,1% in het derde kwartaal 2006 (2e kwartaal 2006: 14,0%; 1e halfjaar 2006: 11,2%)**
- **Autonome omzetgroei voor PPS van 12,3% in het derde kwartaal 2006 (2e kwartaal 2006: 13,3%; 1e halfjaar 2006: 10,7%)**
- **Meer dan 60% van de autonome omzetgroei voor PPS over het derde kwartaal was toe te schrijven aan prijsstijgingen**
- **Autonome omzetgroei van 8,9% voor ACE activiteiten in het derde kwartaal (2e kwartaal 2006: 24,8%; 1e halfjaar 2006: 18,6%)**

Autonome omzetgroei[1]	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006	9 mnd 2005	Kw3 2005
Gelijk aantal werkdagen							
PPS	11,2%	12,3%	10,7%	13,3%	8,4%	4,7%	4,8%
Agencies/CE	14,9%	8,9%	18,6%	24,8%	12,6%	(9,3%)	(3,7%)
Totaal Groep	11,5%	12,1%	11,2%	14,0%	8,6%	3,7%	4,1%

Netto omzet (x € miljoen)	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006	9 mnd 2005	Kw3 2005
PPS	4.276	1.478	2.799	1.435	1.364	3.801	1.334
Agencies/CE	291	102	188	103	85	278	104
Totale netto omzet	4.567	1.580	2.987	1.538	1.449	4.079	1.438

[1] Autonome omzetgroei: omzetgroei ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersen en desinvesteringen en acquisities

Rudi de Becker, CEO:

"Hagemeyer bleef in het derde kwartaal sterke autonome omzetgroei tonen. Met percentages van respectievelijk 14,8% en 13,8% leverden Europa en Azië-Pacific de belangrijkste bijdrage aan de groei van 12,3% over het derde kwartaal van onze kernactiviteit PPS. Prijsstijgingen, voornamelijk gedreven door de nog steeds hoge koperprijzen, maakten meer dan 60% van onze groei over het derde kwartaal uit. Gezien ons goede momentum en de aanhoudend gunstige marktcondities in Europa, hebben wij er vertrouwen in dat wij de doelstellingen van onze vooruitzichten voor 2006 zullen realiseren."

* Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroei percentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

GROEPSOVERZICHT

Netto omzet (x € miljoen)	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006	9 mnd 2005	Kw3 2005
PPS	4.276	1,478	2.799	1.435	1.364	3.801	1.334
Agencies/CE	291	102	188	103	85	278	104
Totale netto omzet	4.567	1.580	2.987	1.538	1.449	4.079	1.438
Netto senior schuld[1]	294	294	284	284	245	277	277

[1] Netto senior schuld aan het einde van de verslagperiode

OMZETONTWIKKELING

De netto omzet voor de Groep over het derde kwartaal 2006 was € 1.580 miljoen (3e kwartaal 2005: € 1.438 miljoen). De autonome omzetgroei bedroeg 12,1% of € 148 miljoen, waarvan meer dan 60% is toe te schrijven aan (voornamelijk aan koper gerelateerde) prijsstijgingen.

Door het netto effect van acquisities en desinvesteringen nam de netto omzet met € 12 miljoen toe. De belangrijkste transacties waren de acquisitie van Cardi in Zweden en het belang van 100% dat wij nu in onze dochteronderneming in Polen hebben. Dit werd gedeeltelijk teniet gedaan door kleine desinvesteringen in PPS in de Verenigde Staten en in de ACE activiteiten.

Wisselkoersmutaties leidden tot een afname van de netto omzet met € 18 miljoen, voornamelijk als gevolg van een zwakkere US, Canadese en Australische dollar ten opzichte van de euro.

De autonome groei voor de PPS activiteiten over het derde kwartaal 2006 bedroeg 12,3% (2e kwartaal 2006: 13,3%; 1e halfjaar 2006: 10,7%). Europa en Azië-Pacific leverden de belangrijkste bijdrage aan deze groei.

De autonome omzetgroei van onze ACE activiteiten bedroeg 8,9% (2e kwartaal 2006: 24,8%; 1e halfjaar 2006: 18,6%).

FINANCIELE POSITIE

De netto senior schuld van de Groep nam toe van € 284 miljoen per 30 juni 2006 tot € 294 miljoen per 30 september 2006. Deze stijging in de netto senior schuld in het derde kwartaal is voornamelijk het gevolg van terugbetaling van financiële lease-verplichtingen van circa € 20 miljoen.

VOORUITZICHTEN

Wij verwachten dat de financiële lasten lager zullen zijn dan de eerder genoemde € 70 miljoen. Wij verwachten nu financiële lasten te boeken voor het hele jaar 2006 van circa € 65 miljoen.

Voor het overige herbevestigen wij onze vooruitzichten voor 2006 en daarna, inclusief de volgende elementen:

- In 2006 verwachten wij een bedrijfsresultaat (vóór bijzondere posten) te behalen van ten minste € 170 miljoen, ervan uitgaande dat zich geen aanzienlijke negatieve effecten van grondstoffen voordoen.
- Voor 2007 is de doelstelling van onze kernactiviteit PPS een Return on Invested Capital (ROIC), inclusief geactiveerde goodwill, van 10%, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst voor 2007 zal naar verwachting liggen tussen de 8 en 12%, en hangt hoofdzakelijk af van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 4 tot 6% en onze doelstelling tot verbetering van de bruto marge te realiseren.
- Voor 2009 is de doelstelling voor onze kernactiviteit PPS een Return on Invested Capital (ROIC), inclusief geactiveerde goodwill, van tussen de 11 en 15%, ten opzichte van een Weighted Average Cost of Capital (WACC) van momenteel 8%. De uiteindelijke uitkomst voor 2009 zal hoofdzakelijk afhankelijk zijn van de mate waarin wij in staat zullen zijn om ons uitgangspunt van een jaarlijkse omzettoename van 4 tot 6% en onze doelstelling tot verbetering van de bruto marge te realiseren.

* Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroei percentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

PROFESSIONAL PRODUCTS EN SERVICES (PPS)

Autonome groei[1]	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006	9 mnd 2005	Kw3 2005
PPS Europa	11,3%	14,8%	9,5%	13,3%	5,9%	4,2%	3,2%
PPS Duitsland	*11,9%*	*15,1%*	*10,1%*	*14,1%*	*6,4%*	*3,8%*	*5,8%*
PPS VK	*8,6%*	*10,2%*	*7,7%*	*9,1%*	*6,3%*	*0,3%*	*(0,2%)*
PPS Overig Europa	*12,8%*	*17,8%*	*10,2%*	*15,4%*	*5,3%*	*7,1%*	*4,4%*
PPS Noord-Amerika	11,3%	5,2%	14,4%	13,8%	15,0%	7,2%	9,8%
PPS VS	*11,6%*	*5,3%*	*14,8%*	*14,4%*	*15,1%*	*6,4%*	*9,4%*
PPS Azië-Pacific	10,6%	13,8%	9,5%	11,6%	7,7%	2,1%	1,9%
PPS totaal	11,2%	12,3%	10,7%	13,3%	8,4%	4,7%	4,8%

[1] Autonome groei: omzetgroei op basis van een gelijk aantal werkdagen, ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en acquisities.

De netto omzet van PPS bedroeg over het derde kwartaal € 1.478 miljoen (3e kwartaal 2005: € 1.334 miljoen). De autonome omzetgroei bedroeg € 142 miljoen of 12,3% op basis van een gelijk aantal werkdagen, ten opzichte van een autonome omzetgroei van 13,3% in het tweede kwartaal 2006 en 10,7% over de eerste helft van het jaar.

Het netto effect van acquisities en desinvesteringen leidde tot een toename van de omzet met € 18 miljoen, voornamelijk als gevolg van de consolidatie van de Elektroskandia werkmaatschappij in Polen (sinds 2006 100% belang) en de acquisitie van Cardi in Zweden. Wisselkoersmutaties hadden een negatief effect van € 16 miljoen.

Europa

De autonome omzetgroei over het derde kwartaal 2006 was 14,8% (2e kwartaal 2006: 13,3%; 1e halfjaar 2006: 9,5%).

Duitsland

De omzetgroei nam toe van 14,1% in het tweede kwartaal van 2006 tot 15,1% in het derde kwartaal. Met dit groeiniveau heeft Hagemeyer verder markaandeel gewonnen in een aantrekkende Duitse markt. Omzetgroei was in alle regio's van Duitsland sterk. Behalve de met de koperprijs verbandhoudende prijsstijgingen van kablel, leverden groei in de commerciële bouwsector, een verder doordringen in het segment van kleine en middelgrote klanten in de industriële markt en aanzienlijke successen in de chemische industrie de belangrijkste bijdragen aan onze recordgroei in het derde kwartaal. Wij verwachten dat de Duitse markt de rest van het jaar sterk blijft.

Verenigd Koninkrijk

De autonome omzetgroei nam toe van 9,1% in het tweede kwartaal van 2006 tot 10,2% in het derde kwartaal (1e halfjaar 2006: 7,7%). Prijsstijgingen maken het grootste deel van onze omzetgroei in het derde kwartaal uit. Het marktklimaat in het Verenigd Koninkrijk blijft positief en bovengemiddelde groei werd gerealiseerd in dienstverlening aan facilitaire bedrijven en in het segment van middelgrote klanten in de constructie en installatie markt. In onze industriële activiteiten werden verschillende niet-winstgevende contracten beëindigd.

Overig Europa

Met een omzetgroei van 18,5% in het derde kwartaal (2e kwartaal 2006: 12,1%; 1e halfjaar 2006: 7,0%) nam het marktaandeel van onze activiteiten in de regio Nordics verder toe. Dit hoge groeipercentage werd voornamelijk aangejaagd door sterke verkopen aan de constructie en installatie markt en aan nutsbedrijven. Ook onze activiteiten in het industriële segment realiseerden gezonde groei.

In Spanje bedroeg de autonome omzetgroei in het derde kwartaal 13,9% (2e kwartaal 2006: 21,5%; 1e

* Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroei percentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

halfjaar 2006: 15,0%). Met name was sprake van sterke omzetgroei in de woningbouwmarkt, middenspannings installaties, zonnepanelen en het industriële segment. Deze groei werd echter grotendeels gecompenseerd door een daling van het omzetvolume van kabels.

Onze activiteiten in Nederland, Zwitserland, Oostenrijk en de Tsjechische Republiek lieten in het derde kwartaal van 2006 een sterke omzetstijging zien.

Noord-Amerika

In Noord-Amerika bedroeg de autonome omzetgroei over het derde kwartaal 5,2% (2e kwartaal 2006: 13,8%; 1e halfjaar 2006 14,4%).

In de Verenigde Staten nam de autonome groei af van 14,4% in het tweede kwartaal 2006 tot 5,3% in het derde kwartaal. Deze afname werd veroorzaakt door een combinatie van verschillende factoren. De hoge groeipercentages in het eerste kwartaal 2006 (15,1%) en het tweede kwartaal werden veroorzaakt door verschillende grote integrated supply contracten die vanaf het derde kwartaal 2005 gingen lopen. De groei in het eerste halfjaar van 2006 werd ook gestimuleerd door een groot bouwproject in het zuidoosten van de Verenigde Staten, dat in het tweede kwartaal afgerond werd. Ons groeipercentage kwam in het derde kwartaal van 2006 onder druk te staan als gevolg van een steeds moeilijker wordende vergelijkingsbasis, een afname van het activiteitenniveau van een aantal industriële klanten en een duidelijke vertraging in de woningbouw. Met koper verbandhoudende prijsstijgingen hebben een minimaal effect op onze activiteiten in de Verenigde Staten. Wij verwachten dat de markt in de Verenigde Staten gedurende de rest van het jaar nog verder af zal zwakken. Onze vergelijkingsbasis met het voorgaande jaar zal ook steeds moeilijker worden. Ondanks deze lastiger wordende omstandigheden verwachten wij dat onze onderneming in de Verenigde Staten hun onderliggende operationele prestaties verder zullen verbeteren.

In Mexico was sprake van robuste groei in het industriële segment. De groei in Canada vertraagde in het derde kwartaal als gevolg van de afronding van een groot bouwproject in de olie- en gassector.

Azië-Pacific

De autonome omzetgroei in Azië-Pacific nam versneld toe van 11,6% in het tweede kwartaal tot 13,8% in het derde kwartaal (1e halfjaar 2006: 9.5%). Met koper verbandhoudende prijsstijgingen hadden een belangrijk effect. In het segment van kleine en middelgrote klanten was sprake van sterke groei. In het segment van grote installateurs en grote projecten werden niet-winstgevende contracten beëindigd.

Onze activiteiten in Singapore, Thailand en Maleisië leverden ook een belangrijke bijdrage aan de groei van de regio Azië-Pacific in het derde kwartaal.

* Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroei percentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

AGENCIES/CONSUMER ELECTRONICS

Autonome groei[1]	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw 1 2006	9 mnd 2005	Kw3 2005
Agencies/CE	14,9%	8,9%	18,6%	24,8%	12,6%	(9,3%)	(3,7%)

[1] Autonome groei: : omzetgroei op basis van een gelijk aantal werkdagen, ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en acquisities.

In onze Agencies en Consumer Electronics activiteiten nam de omzetgroei af van 24,8% in het tweede kwartaal tot 8,9% in het derde kwartaal van 2006 (1e halfjaar 2006: 18,6%). Het buitengewone hoge groeipercentage van 24,8% in het tweede kwartaal was hoofdzakelijk het resultaat van sterke verkopen van TV-schermen als gevolg van het effect van de wereldkampioenschappen voetbal in Duitsland.
De omzet over het derde kwartaal 2006 bedroeg € 102 miljoen (3e kwartaal 2005: € 104 miljoen). In absolute cijfers bedroeg de autonome groei € 7 miljoen.

Als gevolg van wisselkoersmutaties nam de omzet met € 3 miljoen af. Desinvesteringen leidden tot een omzetafname van € 6 miljoen in de verslagperiode. In 2005 waren de Fuji Film activiteiten (Fodor) in Nederland nog in de omzet over het derde kwartaal opgenomen.

In het derde kwartaal bleven onze consumenten elektronica activiteiten in Nederland het goed doen. Er was sprake van sterke verkopen van Panasonic digitale camera's en hard disk DVD recorders.

De omzet van onze ACE business in Australië was vlak als gevolg van een zwakke markt voor consumentenelektronica en een laag niveau in woningbouw projecten. Dit had een negatief effect op de omzet van keukenapparatuur.

Onze luxe artikelen activiteiten in Azië hadden te lijden onder zwakke consumenten-marktomstandigheden in Hong Kong, Taiwan en Micronesië. Onze activiteit in Zuid-Korea leverde een goede prestatie in het derde kwartaal.

Naarden, 31 oktober 2006
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: Emilie de Wolf
Investor Relations & Group Communications
tel. 035 6957676
www.hagemeyer.com
press@hagemeyer.com

In dit persbericht zijn mededelingen over de vooruitzichten opgenomen, die gebaseerd zijn op talrijke aannames, waaronder die met betrekking tot zakelijke, economische en andere marktomstandigheden. Veel van deze aannames bevinden zich buiten Hagemeyers invloedsfeer en zijn onderhevig aan aanzienlijke onzekerheid. Deze aannames bevatten aanzienlijke elementen van subjectieve beoordeling die al dan niet accuraat zullen blijken te zijn en als gevolg daarvan kan geen garantie worden gegeven ten aanzien van analyses, of conclusies getrokken uit op deze aannames gebaseerde analyses. Deze vooruitzichten omvatten niet het effect van thans onvoorziene toekomstige reële waarde-aanpassingen en/of waardeverminderingen.

Over het eerste negen maanden van 2006 realiseerde Hagemeyer een netto omzet van € 4,6 miljard (gehele jaar 2005: € 5,6 miljard) en had circa 17.600 werknemers. Meer dan 90% van Hagemeyers totale omzet wordt door haar kernactiviteit Professional Products en Services (PPS) gegenereerd. PPS richt zich op hoogwaardige business-to-business distributie van elektrotechnische producten en materialen, veiligheidsproducten en andere Maintenance, Repair en Operations (MRO) producten in circa 25 landen in Europa, Noord-Amerika en Azië-Pacific. De overige omzet wordt gerealiseerd door de Agencies/Consumer Electronics (ACE) activiteiten, die in Nederland en Australië consumentenelektronica en merkproducten distribueren en luxe producten in een aantal landen in Azië. Het hoofdkantoor van Hagemeyer is gevestigd in Naarden, Nederland.

* Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroei percentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

BIJLAGE

Autonome omzetgroei[1] – op basis van een gelijk aantal werkdagen

	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006	9 mnd 2005	Kw3 2005	HJ1 2005
PPS Europa	11,3%	14,8%	9,5%	13,3%	5,9%	4,2%	3,2%	4,6%
PPS Duitsland	*11,9%*	*15,1%*	*10,1%*	*14,1%*	*6,4%*	*3,8%*	*5,8%*	*2,6%*
PPS VK	*8,6%*	*10,2%*	*7,7%*	*9,1%*	*6,3%*	*0,3%*	*(0,2%)*	*0,6%*
PPS Overig Europa	*12,8%*	*17,8%*	*10,2%*	*15,4%*	*5,3%*	*7,1%*	*4,4%*	*8.2%*
PPS Noord-Amerika	11,3%	5,2%	14,4%	13,8%	15,0%	7,2%	9,8%	5,8%
PPS VS	*11,6%*	*5,3%*	*14,8%*	*14,4%*	*15,1%*	*6,4%*	*9,4%*	*4,8%*
PPS Azië-Pacific	10,6%	13,8%	9,5%	11,6%	7,7%	2,1%	1,9%	1,4%
PPS Totaal	11,2%	12,3%	10,7%	13,3%	8,4%	4,7%	4,8%	4,5%
Agencies/CE	14,9%	8,9%	18,6%	24,8%	12,6%	(9,3%)	(3,7%)	(12,4%)
Groep totaal	11,5%	12,1%	11,2%	14,0%	8,6%	3,7%	4,1%	3,3%

[1] Autonome omzetgroei: omzetgroei op basis van hetzelfde aantal werkdagen ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en desinvesteringen en acquisities.

Autonome omzetgroei[1] – niet aangepast voor werkdagen

	9 mnd 2006	Kw3 2006	HJ1 2006	Kw2 2006	Kw1 2006	9 mnd 2005	Kw3 2005	HJ1 2005
PPS Europa	10,9%	13,1%	9,8%	8,7%	11,0%	4,1%	3,4%	4,5%
PPS Duitsland	*11,3%*	*13,3%*	*10,1%*	*8,7%*	*11,5%*	*3,8%*	*5,8%*	*2,6%*
PPS VK	*8,6%*	*8,5%*	*8,6%*	*5,7%*	*11,6%*	*(0,2%)*	*(0,2%)*	*(0,2%)*
PPS Overig Europa	*12,3%*	*16,1%*	*10,4%*	*10,4%*	*10,4%*	*7,3%*	*4,8%*	*8,7%*
PPS Noord-Amerika	11,2%	3,7%	15,1%	13,2%	17,0%	7,3%	9,9%	5,9%
PPS VS	*11,6%*	*3,7%*	*15,7%*	*14,4%*	*16,9%*	*6,4%*	*9,4%*	*4,8%*
PPS Azië-Pacific	12,2%	13,2%	11,7%	9,1%	14,6%	1,3%	2,1%	0,8%
PPS Totaal	11,1%	10,8%	11,3%	8,9%	12,9%	4,6%	4,9%	4,5%
Agencies/CE	14,0%	7,0%	18,1%	19,6%	16,5%	(9,1%)	(3,5%)	(12,1%)
Group totaal	11,3%	10,5%	11,7%	10,4%	13,1%	3,6%	4,3%	3,2%

[1] Autonome omzetgroei: omzet groei, niet aangepast voor werkdagen, ten opzichte van dezelfde periode van het vorige jaar en exclusief het effect van wisselkoersmutaties en desinvesteringen en acquisities

* Alle cijfers zijn voorlopig en er is geen accountantscontrole op toegepast.
Alle autonome omzetgroei percentages zijn berekend op basis van hetzelfde aantal werkdagen, tenzij expliciet anders aangegeven.

MOVEMENTS IN NUMBER OF SHARES OUTSTANDING 2006
As per October 31, 2006

Hagemeyer N.V.
Treasury Department

	January Actual	February Actual	March Actual	April Actual	May Actual	June Actual	July Actual	August Actual	September Actual	October Actual	November	December	YTD
Ordinary shares [K]													
Opening balance	274	274	274	274	274	274	274	274	274	274	274	274	
Exchanged for CF shares													0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	274	274	274	274	274	274	274	274	274	274	274	274	
Ordinary shares [Registered]													
Opening balance	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	
Exchanged for CF shares(ex KBW/Stokvis)	0	0	0	0	0	0	0	0	0	0	0	0	0
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	0	0	0	0	0	0	0	0	0	0	0	0
Closing balance	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	5.144	0
Shares in Register of Shareholders													0
Opening balance	2.262.554	2.262.554	2.249.886	2.018.380	2.018.380	1.912.400	1.905.372	1.856.652	434.630	434.630	434.630	434.630	
Registered shareholders													0
Coversion to Ordinary Shares		(12.668)	(231.506)		(105.980)	(7.028)	(48.720)	(1.422.022)					(1.827.924)
Stockdividend	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL	0	(12.668)	(231.506)	0	(105.980)	(7.028)	(48.720)	(1.422.022)	0	0	0	0	(1.827.924)
Closing balance	2.262.554	2.249.886	2.018.380	2.018.380	1.912.400	1.905.372	1.856.652	434.630	434.630	434.630	434.630	434.630	
Ordinary shares [CF]													
Opening balance	513.921.152	513.921.152	513.933.820	514.276.615	514.284.742	514.395.623	514.402.651	514.451.371	515.873.393	515.873.393	515.873.393	515.873.393	
Exchange of K and Registered shares													0
Share issue	0		110.799										110.799
Exercise of stock options													0
Stock dividend													0
Conversion convertible			490	8.127	4.901								13.518
Conversion Registered Shares		12.668	231.506		105.980	7.028	48.720	1.422.022					1.827.924
TOTAL	0	12.668	342.795	8.127	110.881	7.028	48.720	1.422.022	0	0	0	0	1.952.241
Closing balance	513.921.152	513.933.820	514.276.615	514.284.742	514.395.623	514.402.651	514.451.371	515.873.393	515.873.393	515.873.393	515.873.393	515.873.393	

	NUMBER OF SHARES			SHARE CAPITAL		
	As at 01/01/06	total movements	As at 31/10/06	As at 01/01/06	total movements	As at 31/10/06
Ordinary shares [K, EUR 9.60]	274	0	274	2.630,40	0,00	2.630,40
Ordinary shares [Registered, EUR 1.20]	5.144	0	5.144	6.172,80	0,00	6.172,80
Shares in Register of Shareholders(EUR 1.20)	2.262.554	(1.827.924)	434.630	2.715.064,80	(2.193.508,80)	521.556,00
Ordinary shares [CF, EUR 1.20]	513.921.152	1.952.241	515.873.393	616.705.382,40	2.342.689,20	619.048.071,60
Total Ordinary shares [on a EUR 1.20 basis !!!]	516.191.042	124.317	516.315.359	619.429.250,40	149.180,40	619.578.430,80

Total shares		675.000.000
Bonds 2009	[illegible]/2.04	(73.524.021)
Bonds 2012	[illegible]/2.83	(47.695.053)
Total ordinary shares		(516.315.359)
Sherre mep		(822.632)
Shares for option plans		(5.014.189)
Shares to issue		31.628.748

3-11-2006 +

CC: IM,JHR,TV,AN,RJ,PB,PV,CB,RCR